

April 18, 2013

Via E-mail
Pamela K. Knous
Chief Financial Officer
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

> **Re:** **Chico's FAS, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 21, 2012**
> **Response Dated March 29, 2013**
> **File No. 001-16435**

Dear Ms. Knous:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations – Net Sales, page 21

1. Please revise Management's Discussion and Analysis in future Exchange Act reports to further clarify that you consider sales made online to be a means of convenience for your customers rather than a separate channel of generating revenue and the reasons for your view, i.e., omni-channel approach. If true, indicate further that you do not track the amounts of online sales for separate reporting. Provide us with a draft of your proposed disclosure.

You may contact Steve Lo at 202-551-3394 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining